

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

John Reed
Chief Executive Officer
Arhaus, Inc.
51 E. Hines Hill Road
Boston Heights, Ohio 44236

> **Re: Arhaus, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 7, 2021**
> **CIK No. 0001875444**

Dear Mr. Reed:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Competitive Strengths
Superior and Consistent Unit Economics, page 8

1. Refer to your response to prior comment 10. It does not appear the added definition of "unit-level adjusted EBITDA" on page iii states how the related margin is computed. Please revise accordingly.

2. It appears "unit-level adjusted EBITDA" is a non-GAAP financial measure. Please present the disclosure required by Item 10(e) of Regulation S-K, including a reconciliation to the most directly comparable GAAP financial measure. In this regard, it appears the

comparable GAAP measure is "income from operations" presented on your statement of comprehensive income as it appears the non-GAAP measure is intended to represent the direct operations of showrooms and is not indicative of overall company performance and profitability. Further, since the non-GAP measure relates to operations at a showroom level, please remove "EBITDA" from the description of the measure as EBITDA suggests a measure that relates to company wide results. Refer to questions 103.01 and 103.02 of the staff's "Non-GAAP Financial Measures" Compliance and Disclosure Interpretations (C&DI) for guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Assess the Performance of Our Business
Net Revenue and Demand, page 76

3. From your disclosures and responses it appears "demand merchandise revenue" and "merchandise revenue" are equivalent as they both represent retail sales of merchandise. You state in prior comment 3 returned merchandise is reflected in "demand" as an offset against retail sales. However, it is not clear how measures based on "demand merchandise revenue" is reflective of this since "merchandise revenue" as computed on page 77 excludes reserves for returns and discounts. Please advise. Also, tell us how you determined that adding back to net revenue reserves related to returns and discounts does not substitute individually tailored revenue recognition and measurement methods for those of GAAP as it appears these enter into the determination of the merchandise retail sale amount. Refer to the answer to Question 100.04 of the above noted C&DI.

4. You add back "private label credit card fees and rebates" and "worry free warranty fees" as adjustments in calculating the "merchandise revenue" measure. Please explain to us and expand your disclosure to discuss the nature of these adjustments and your basis for including such amounts in "merchandise revenue."

Adjusted EBITDA, page 78

5. You disclose your "adjusted EBITDA" non-GAAP measure omits items that are not reflective of underlying operating performance. Please clarify why you do not consider the new showroom opening expenses to be normal, recurring, cash operating expenses necessary to operate your business when these costs have been incurred every quarter since March, 2019, showrooms appear to be integral to your operations and you plan to continue to increase your number of showrooms for the foreseeable future. Refer to Question 100.01 of the staff's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Statement of Consolidated Comprehensive Income Data, page 80

6. Please present with equal or greater prominence the GAAP measure comparable to the non-GAAP measure "adjusted EBITDA as a % of net revenue." Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Comparison of the Six Months Ended June 30, 2021 and June 30, 2020
Gross Margin, page 81

7.   Please expand your discussion to explain the causes of the greater than 10% increase in gross margin as a percentage of net revenue in the six months ended June 30, 2021 as compared to the percentage in the six months ended June 30, 2020 and the relative contribution of each cause to the increase. Consider similar analysis for the annual period as there is a greater than 10% increase in that period's gross margin percentage as well.

Results of Operations
Comparison of the Years Ended December 31, 2020 and December 31, 2019, page 82

8.   Refer to your response to prior comment 21. From your disclosure under "Gross margin" the aggregate of lower costs of $5.2 million attributable to strategic sourcing and lower costs as a result of temporary showroom closings was partially offset by higher credit card fees of $4.0 million. This does not materially explain the $10.6 million decrease in cost of goods sold or the reason for the inverse relationship it has with revenue when a direct relationship is expected. Please expand your disclosure as appropriate following the guidance in Item 303(a), (b) and (b)(2)(i) and (ii) of Regulation S-K and section III of Release No. 33-8350. Given the materiality of cost of goods sold to your results of operations, consider discussing material changes in cost of goods sold in a separate section for greater transparency to investors. Please consider the preceding in regard to the change in cost of goods sold for the interim period as the gross margin analysis for that period appears to only explain $15.0 million of the approximately $68.0 million change in cost of goods sold for the period.

Liquidity and Capital Resources
Net cash provided by operating activities, page 85

9.   Refer to your response to prior comment 22 and disclosure of the changes in net cash provided by operating activities for both the interim and annual periods. It appears operating cash is not impacted by the non-cash items referred to. Also, there is no discussion of the underlying factors affecting changes in working capital and the consequent impact on cash. Please revise your disclosure as appropriate following the guidance in the introductory paragraph of section IV.B and paragraph B.1 of SEC Release No. 33-8350.

John Reed
Arhaus, Inc.
September 23, 2021
Page 4

You may contact Suying Li at 202-551-3335 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services